Exhibit 22(ii)

Affiliate Guarantor of Reed’s, Inc.

On March 11, 2021, we entered into an amendment to that certain Financing Agreement dated October 4, 2018, as amended or supplemented with our senior secured lender, Rosenthal & Rosenthal, Inc. (“Rosenthal”) releasing and replacing that irrevocable standby letter of credit by Daniel J. Doherty, III and Daniel J. Doherty, III 2002 Family Trust in the amount of $1.5 million, which served as financial collateral for certain obligations of Reed’s under the Rosenthal credit facility, with a two million dollar ($2,000,000) pledge of securities to Rosenthal by John J. Bello and Nancy E. Bello, as Co-Trustees of THE JOHN AND NANCY BELLO REVOCABLE LIVING TRUST, under trust agreement dated December 3, 2012 (the “Bello Trust”), evidenced by that certain Pledge Agreement to Rosenthal, and as to which Rosenthal has a first and only perfected security interest by the Securities Account Control Agreement held by securities broker).

On November 24, 2021, the Bello trust provided additional collateral support consisting of a pledge of three million ($3,300,000) of securities securing a $2,500,000 over-advance under the Financing Agreement, and John J. Bello also provided a personal guarantee.

The pledged securities were made up of equity funds and did not include securities of Reed’s, Inc.

The additional collateral was released on March 17, 2022 along with the personal guarantee.

John J. Bello, current Chairman and former Interim Chief Executive Officer of Reed’s, is a related party. He is also a greater than 5% beneficial owner of Reed’s common stock. As consideration for the collateral support, Mr. Bello received 400,000 shares of Reed’s restricted stock and a warrant to purchase up to 1,500,000 shares of common stock at an exercise price of $0.46 per share.